UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Hubbell Incorporated (Name of Issuer)

Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)

443510607 (CUSIP Number)

James L. Kronenberg
Bessemer Trust Company, N.A., Trustee
630 Fifth Avenue
New York, NY 10111
212-708-9311

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2016 (Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 443510607

1.	Name of Reporting Person Bessemer Trust Company, N.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,738,460
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,738,460
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,738,460
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 4.95%
14.	Type of Reporting Person (See Instructions) BK

The following constitutes Amendment No. 4 to the Statement on Schedule 13D (“Schedule 13D”) filed with the U.S. Securities and Exchange Commission on June 16, 2014 by the undersigned, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on August 23, 2015, as amended by Amendment No. 2 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on December 23, 2015, as amended by Amendment No. 3 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on June 22, 2016 (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

Since the last filing on June 22, 2016, BTNA sold 644,500 shares of Common Stock in the open market.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

The total number of shares of Common Stock beneficially owned (as defined in Rule 13d-3 of the Act) by BTNA, as of September 30, 2016, is 2,738,460, which is comprised of (i) 1,628,020 shares held as trustee under the Roche Trust as to which BTNA has sole voting and investment power, and (ii) 1,110,440 shares held as trustee under the Hubbell Trust as to which BTNA has sole voting and investment power. The aggregate number of shares of Common Stock beneficially owned by BTNA represent approximately 4.95% of the total outstanding shares of Common Stock (based upon 55,333,566 shares outstanding on July 22, 2016, as reported in Hubbell Incorporated’s Form 10-Q that was filed with the Securities and Exchange Commission on July 27, 2016).

Effective June 6, 2014, as described in Item 4, BTNA became the trustee of the Roche Trust and of the Hubbell Trust and, as a result, is a reporting person on this Schedule 13D.

The beneficiaries of the Roche Trust are the issue of Harvey Hubbell and their spouses.

The beneficiaries of the Hubbell Trust are the issue of Harvey Hubbell.

BTNA sold 644,500 shares of Common Stock at an average price of $106 per share in the open market since the last filing on June 22, 2016.

BTNA ceased to be a beneficial owner of more than five percent (5%) of the outstanding Common Stock on September 30, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: October 13, 2016

Bessemer Trust Company, N.A.

By:	/s/ James L. Kronenberg
Name: James L. Kronenberg Title: Chief Fiduciary Counsel